Exhibit 99.1

News Release

MediWound Announces Exercise of Underwriters' Option to Purchase Additional Shares

Yavne, Israel, October 27, 2017— MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, today announced that the underwriters of its previously announced underwritten public offering have exercised their option to purchase an additional 637,664 shares during the option period. All of the shares sold in the offering were offered by MediWound. Including the option exercise, total gross proceeds from the offering of an aggregate of 5,037,664 shares were approximately $25.2 million, before deducting the underwriting discount and estimated offering expenses payable by MediWound.

MediWound intends to use the net proceeds from this offering to fund our research and development activities, primarily the clinical development of EscharEx®, and the remainder, if any, for working capital and other general corporate purposes.

Cowen and Company, LLC and Wells Fargo Securities, LLC acted as joint book-running managers for the offering.  Oppenheimer & Co. Inc. and SunTrust Robinson Humphrey, Inc. are acting as co-lead managers for the offering.  Aegis Capital Corp. is acting as a co-manager for the offering.

The securities described above are being offered pursuant to a shelf registration statement previously filed by MediWound with the United States Securities and Exchange Commission ("SEC") on January 25, 2016 and declared effective by the SEC on March 7, 2016. The offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. The preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. A final prospectus supplement and accompanying prospectus has been filed with the SEC.  Copies of the final prospectus supplement and the accompanying prospectus may also be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or by telephone at 631-274-2806; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by email at cmclientsupport@wellsfargo.com, or by telephone at (800) 326-5897.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound's first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel and Argentina. MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts
Sharon Malka
Chief Financial and Operations Officer
MediWound
ir@mediwound.co.il

Bob Yedid
Managing Director
LifeSci Advisors
bob@lifesciadvisors.com